UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications Inc.

File No. 001-33963 -- CF# 30293

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   Iridium Communications Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 31, 2013.

   Based on representations by Iridium Communications Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through October 31, 2023
Exhibit 10.3	through October 31, 2023
Exhibit 10.4	through October 31, 2023
Exhibit 10.5	through October 31, 2023

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary